1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 8, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC May 2012 Sales Report

Hsinchu, Taiwan, R.O.C. – June 8, 2012 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for May 2012: On an unconsolidated basis, net sales were approximately NT$43.62 billion, an increase of 9 percent over April 2012 and an increase of 21.3 percent over May 2011. Revenues for January through May 2012 totaled NT$187.88 billion, an increase of 7.5 percent compared to the same period in 2011.

On a consolidated basis, net sales for May 2012 were approximately NT$44.14 billion, an increase of 9 percent over April 2012 and an increase of 20.2 percent over May 2011. Consolidated revenues for January through May 2012 totaled NT$190.14 billion, an increase of 6.1 percent compared to the same period in 2011.

TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)
Period	May 2012	April 2012	M-o-M Increase (Decrease) %	May 2011	Y-o-Y Increase (Decrease) %	January through May 2012	January through May 2011	Y-o-Y Increase (Decrease) %
Net Sales	43,623	40,008	9.0	35,961	21.3	187,880	174,740	7.5

*	Year 2012 figures have not been audited.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)
Period	May 2012	April 2012	M-o-M Increase (Decrease) %	May 2011	Y-o-Y Increase (Decrease) %	January through May 2012	January through May 2011	Y-o-Y Increase (Decrease) %
Net Sales	44,138	40,496	9.0	36,709	20.2	190,141	179,213	6.1

*	Year 2012 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

June 8,2012

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May 2012.

1) Sales volume (in NT$ thousands)

Period	Items	2012	2011
May	Net sales	43,623,222	35,960,997
Jan.-May	Net sales	187,879,549	174,739,834

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	May	Bal. as of period end
TSMC Partners*	35,483,424	59,706	8,254,355

*	Borrowers include TSMC China, TSMC Solar, and TSMC Solid State Lighting, which are all TSMC’s subsidiaries.

3) Endorsements and guarantees (in NT$ thousands) : None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	—	727,800	9,768,665
	Mark to Market Profit/Loss	—	33,983	(85,852)
	Unrealized Profit/Loss	—	19,058	(85,852)
Expired Contracts	Notional Amount	—	36,710,285	18,834,550
	Realized Profit/Loss	—	(69,915)	23,731
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	7,274,787	—
	Mark to Market Profit/Loss	—	28,136	—
	Unrealized Profit/Loss	—	38,905	—
Expired Contracts	Notional Amount	—	47,216,825	—
	Realized Profit/Loss	—	(28,293)	—
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	289,690	—
	Mark to Market Profit/Loss	—	188	—
	Unrealized Profit/Loss	—	936	—
Expired Contracts	Notional Amount	—	3,790,031	—
	Realized Profit/Loss	—	2,832	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	344,769	631,728
	Mark to Market Profit/Loss	—	4,769	7,914
	Unrealized Profit/Loss	—	4,831	7,973
Expired Contracts	Notional Amount	—	924,131	2,469,887
	Realized Profit/Loss	—	(5,271)	(11,762)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	243,526	78,370
	Mark to Market Profit/Loss	—	3,313	(736)
	Unrealized Profit/Loss	—	3,307	(676)
Expired Contracts	Notional Amount	—	325,479	820,165
	Realized Profit/Loss	—	(1,505)	(6,599)
Equity price linked product (Y/N)		—	N	N